Fire from Ice, Inc.
2533 N. CARSON STREET
CARSON CITY, NEVADA 89706
PH: 775-473-9904
FAX: 775-473-9934

December 15, 2010

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Services
United States Securities and Exchange Commission
Washington D.C., 20549

Re: Fire from Ice, Inc. letter dated October 28, 2010

Dear Ms. Jenkins:

In response to your letter dated October 28, 2010 on which there were several comments regarding our Form 10-K for the year ended October 31, 2009 and Forms 10-Q filed subsequent to that, we are providing the information below.

Form 10-K for the year ended October 31, 2009

Item 9A(T): Controls and Procedures, page 10:

1.
We note that you have not provided an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-K as required by Item 307 of Regulation S-K.  Please revise.

Response: We have so revised.

2.
Please revise to provide a statement identifying the framework used by management (e.g., COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Response: We have so revised.

Report of Independent Registered Public Accounting Firm, page F-1

3.
Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports.  Please advise your independent accountant to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (august 27, 2007) through October 31, 2009 in addition to the annual periods already included and amend your Form 10-K accordingly.

Response:  We have advised our independent audit firm to re-issue the audit opinion on the financial statements as of October 31, 2009.  We have obtained the revised opinion and we have revised our Form 10-K to reflect that new opinion.

Section 302 Certification

4.	We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•
The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as required by Item 601(31) of Regulation S-K.

Response: we have revised the Section 302 certifications to include a reference to internal control over financial reporting.

•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included.

Response: we have updated the Section 302 certifications to include paragraph 4(b) ofas defined in Item 601(31) of Regulation S-K.

•	Reference to “small business issuer” was made in place of using “the registrant” in paragraphs three, four and five.

Response: we have changed all occurrences of “small business issuer” to “registrant”.

Form 10-Q for the Quarters Ended January 31, 2010, April 30, 2010 and July 31, 2010

5.	We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•	The head not to paragraph 4 states “I am responsible for…”, This should be revised to “The Registrant’s other certifying officer(s) and I are responsible…”

•	The head not to paragraph 5 states “I have disclosed…”, This should be revised to “The Registrant’s other certifying officer(s) and I have disclosed…”

•	Reference to “Fire from Ice, Inc.” or “issuer” was made in place of using “the registrant” in paragraph 5.

•	Paragraph 6 should be removed since it does not comply with language required by Item 601(31) of Regulation S-K.

Response: we confirm that in future filings, we will revise the certifications to address the issues noted above.

In responding to your comments, we acknowledge

•	that the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Micheal Nugent
Michael Nugent
Chairman and Chief Executive Officer
Fire from Ice, Inc.

/s/ Robert Smith
Robert Smith
Corporate Secretary
Fire from Ice, Inc.